UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VAXCYTE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92243G108

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92243G108

1.	NAMES OF REPORTING PERSONS Longitude Capital Partners II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,606,350 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,606,350 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,350 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by LVPII. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 52,785,136 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 10, 2021 (the “Form 10-Q”).

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CUSIP No. 92243G108

1.	NAMES OF REPORTING PERSONS Longitude Venture Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,606,350 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,606,350 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,350 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by LVPII. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 52,785,136 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q.

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CUSIP No. 92243G108

1.	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,920
	6.	SHARED VOTING POWER 1,606,350 (1)
	7.	SOLE DISPOSITIVE POWER 7,920
	8.	SHARED DISPOSITIVE POWER 1,606,350 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,613,640
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by LVPII. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 52,785,136 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q.

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CUSIP No. 92243G108

1.	NAMES OF REPORTING PERSONS Patrick G. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,720
	6.	SHARED VOTING POWER 1,606,350 (1)
	7.	SOLE DISPOSITIVE POWER 9,720
	8.	SHARED DISPOSITIVE POWER 1,606,350 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,616,070
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by LVPII. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 52,785,136 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q.

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CUSIP No. 92243G108

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G initially filed with the Securities and Exchange Commission on February 12, 2021 (the “Original Schedule 13G”) by the following person (each a “Reporting Person” and collectively the “Reporting Persons”): Longitude Venture Partners II, L.P. (“LVPII”); LVPII’s sole general partner, Longitude Capital Partners II, LLC (“LCPII”); and LCPII’s two managing members, Ms. Juliet Tammenoms Bakker and Mr. Patrick G. Enright. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2021, a copy of which is filed as Exhibit 1 to the Original Schedule 13G, pursuant to which the Reporting Persons have agreed to file the Original Schedule 13G and all amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 4. Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. LVPII is the record owner of the 1,606,350 shares of Common Stock (the “LVPII Shares”). As the general partner of LVPII, LCPII may be deemed to beneficially own the LVPII Shares. As the managing members of LCPII, each of the Managing Members also may be deemed to beneficially own the LVPII Shares.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

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CUSIP No. 92243G108

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

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CUSIP No. 92243G108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	LONGITUDE VENTURE PARTNERS II, L.P.

	By:	Longitude Capital Partners II, LLC
	Its:	General Partner

	By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira
	Its:	Authorized Signatory

LONGITUDE CAPITAL PARTNERS II, LLC

	By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira
	Its:	Authorized Signatory

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker